EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)

	Fiscal Years

	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations
before income taxes and minority interest	$(526)	$154	$410	$(268)	$441
Add: Fixed charges	371	272	278	325	277
Add: Amortization of capitalized interest	4	4	3	3	2
Less: Capitalized interest	(3)	(3)	(2)	(8)	(6)
Total adjusted earnings	(154)	427	689	52	714

Fixed Charges:
Interest	289	212	228	263	226
Capitalized interest	3	3	2	8	6
Amortization of debt discount expense	21	3	4	5	6
Rentals at computed interest factor (1)	58	54	44	49	39
Total fixed charges	$371	$272	$278	$325	$277

Ratio of Earnings to Fixed Charges	-	1.57	2.48	-	2.58

Insufficient Coverage	$525	$-	$-	$273	$-

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.